Exhibit 99.1

Encana Corporation

Treasury Offering of Common Shares

September 19, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Issue. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Issue will arrange to send you the prospectus or you may request it in Canada from Credit Suisse, Prospectus Department at 1 First Canadian Place Suite 2900, P.O. Box 301, Toronto, Ontario, Canada, M5X 1C9; Telephone: (416) 352-4520 and in the United States from Credit Suisse Securities (USA) LLC, Prospectus Department (1-800-221-1037), One Madison Avenue, New York, New York 10010, email: newyork.prospectus@credit-suisse.com; or from J.P. Morgan (1-866-803-9204) prospectus-eq_fi@jpmchase.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	Encana Corporation (“Encana” or the “Company”).

Offering:	Treasury offering of 107,000,000 common shares of Encana (“Common Shares”), before giving effect to the over-allotment option.

Offering Price:	US$ • per Common Share.

Gross Proceeds:	Approximately US$ • (US$ • if the over-allotment is exercised in full).

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until 30 days following the closing of the Offering, to purchase up to an additional 16,050,000 Common Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:	The net proceeds from the sale of the Offered Shares will be approximately US$ • million (US$ • million if the Over-Allotment Option is exercised in full), after deducting the Underwriters’ Fee and the estimated expenses of the Offering of approximately US$1.0 million. The Company intends to use approximately half of the net proceeds received from the sale of the Offered Shares to fund a portion of its 2017 capital program. The remaining proceeds will be used to enhance the Company’s balance sheet flexibility by repaying indebtedness under the Company’s credit facilities. The majority of the 2017 capital program is expected to be allocated to growing the Company’s Permian production through increasing the number of rigs in the play, which is expected to result in approximately two times as many Permian wells on stream in 2017 as compared to 2016. The allocation of proceeds may vary depending upon numerous factors, including changes in commodity prices and increased capital efficiency.

Dividends:	Encana currently pays dividends on a quarterly basis on or about the last day of each quarter. Purchasers of the Common Shares under the Offering will not be eligible to receive the dividend payable on September 30, 2016 to holders of record on September 15, 2016.

Offering Basis:	Offered publicly in all provinces and territories of Canada by way of a final base shelf prospectus and shelf prospectus supplement, in the United States pursuant to a prospectus supplement to a shelf registration statement, and internationally pursuant to appropriate exemptions.

Listing:	The existing Common Shares are listed on the TSX and the NYSE under the symbol “ECA”

Eligibility:	The Common Shares will be eligible under applicable Canadian law for RRSPs, RRIFs, DPSPs, TFSAs and RESPs.

Joint Bookrunners:	Credit Suisse and J.P. Morgan.

Closing:	On or about September 23, 2016.